FORM 1-SA

SEMIANNUAL REPORT

For the Period ended June 30, 2024

For

Starpax Biopharma Inc.

A Canadian Corporation

Commission File Number: 024-12149

CONTACT INFORMATION :

Starpax Biopharma Inc.

6615 Abrams Street

Montreal, A8 H4S1V9

Phone: (514) 427-3004

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes information from the interim condensed unaudited financial statements for the six-month period ended June 30, 2024, compared to the period ended June 30, 2023 or December 31, 2023 where necessary to explain the distinctions. All references to $ amounts are stated in thousands of US Dollars, except per share data and otherwise noted. Furthermore, all historical amounts on a per share basis and all figures related to a share count reflect the subdivision of shares that have taken place as at June 30, 2024.

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Starpax Biopharma Inc. (the “Company”) was incorporated in Canada on December 19, 2017, under the name Starpax Medical Inc. The legal name of the Company was modified on June 9, 2022, to Starpax Biopharma Inc.

The Company’s founder, Michel Gareau, an entrepreneur with 42 years of experience as Managing Director and founder of Ipax Capital which specialized in high technology investments through a Private Equity Co-investment Fund, Ipax 1 llp., came across, in 2016, the concept of a revolutionary technology: virtual monopole magnetic field vectors. This technology, then covered by two patents, had been in development for 17 years, involving approximately 180 professionals, multiple medical research universities and the department of Computer and Software Engineering of Montréal Polytechnique University. Following thorough analysis and due diligence, Mr. Gareau acquired, in 2017, the exclusive and perpetual license of the two patents through a new Québec-based limited liability partnership, Medpax Consortium LLP, which later became Ipax 2 llp. The Gareau Family Trust owns the vast majority of the units forming Ipax 2 llp’s capital.

Since the acquisition of the license by Mr. Gareau in 2017, more than 300 professionals (MDs, co-investigators, oncologists, pharmacokinetic and pharmacodynamic specialists, biochemists, microbiologists, artificial intelligence experts, electromagnetism and medical device engineers) have collaborated to transform a promising concept into a revolutionary multidisciplinary cancer treatment therapy with the potential of addressing solid cancer tumors and multiple non-cancer diseases.

The Company’s technology aims to treat solid cancer tumors without causing the side effects generally resulting from chemotherapies, radiation therapies and immunotherapies. Using a precision 3D guidance therapy, the Company’s technology is designed to deliver 50 times more drug in the tumor than chemotherapy without circulating in the bloodstream, resulting in 800 times fewer toxic molecules inside a patient’s body. Preclinical trials on animals have shown a 100% remission rate in treated animal bearing HCT116 tumors, with no sign of systemic inflammation or pathological changes to the organs. The Company is getting ready to proceed with clinical trials in humans in 2024.

Results of Operations

 Six months ended June 30, 2024, Compared to annual period ended December 31, 2023

Revenues

The Company’s revenues for the six months ended June 30, 2024, were $0 compared to $0 for the six months ended December 31, 2023. During these periods, the Company was primarily focused on research and development.

Operating Expenses

The Company’s operating expenses for the six months ended June 30, 2024, were $4,488 compared to $6,366 for the six months ended December 31, 2023. The 41% decrease was mainly due to a decrease in the expenses related to the PolarTrak since it’s completed and installed at the General Jewish Hospital of Montreal.

Operating expenses consist primarily of: (i) General and Administrative, and (ii) research and development. For the six months ended June 30, 2024, the Company’s General and Administrative expenses amounted to $2,387. Research and Development expenses for the period ended June 30, 2024 amounted to $540. The Company expects Research and Development expenses to increase significantly once clinical trials of the Company’s products commence.

Net Loss

As a result of the foregoing, the Company realized a net loss of $4,928 for the six months ended June 30, 2024, compared to net loss of $6,336 for the six months ended June 30, 2023.

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Liquidity and Capital Resources

As of today, the Company has not generated any revenues from operations. As of June 30, 2024, the Company had cash of $655 compared to $1,423 for the period ended December 31, 2023. Over the next twelve months, The Company has developed plans to raise funds and continues to pursue sources of funding, including working with a US investment banker and pursuing a Regulation A+ Offering in the United States of America.

Historically, the Company has been funded primarily from equity through private placements. The Company has incurred an accumulated deficit of $36,045 as of June 30, 2024 and expects additional deficits in the future. We believe the plans to raise funds through a US investment banker and the Regulation A+ offering will provide sufficient funds for the Company to support its planned operations, including its Phase 1 clinical studies.

Recent Offerings of Securities and Outstanding Debt

Six-month period ended June 30, 2024

During the six-month period ended June 30, 2024, the Company issued 408,842 common shares for a cash consideration of $3,018 and repurchased 408,842 common shares for a cash consideration of $5. The Company incurred $434 in costs directly relating to the issuance. These issuance costs were adjusted against share capital in the statements of changes in shareholders’ equity.

Year ended December 31, 2023

During the year ended December 31, 2023, the Company issued 819,713 common shares for a cash consideration of $4,343 and repurchased 819,713 common shares for a cash consideration of $12. The Company then cancelled the repurchase Common shares. The Company incurred $433 in costs directly relating to the issuance. These issuance costs were adjusted against share capital in the statements of changes in shareholders’ equity.

Indebtedness

a)       On May 15, 2020, the Company entered into an interest-free repayable contribution agreement with the Economic Development Agency of Canada for the Regions of Québec for a maximum amount of $1,461 (CAD $2,000) to finance the establishment of a pilot plant as well as the construction of an intervention room dedicated to oncological research. A principal mortgage in the amount of $1,461 (CAD $2,000) and an additional mortgage of $292 (CAD $400) on laboratory equipment with a net book value of $1,170 (CAD $1,601) as at June 30, 2024, will be given as security for this repayable contribution. As per the agreement, the project must be completed by June 30, 2026 (this was amended in 2024 from June 30, 2024) and is to be paid in 60 equal and consecutive monthly installments beginning 36 months after the project completion date. As a result of the amendment in 2022, the payment schedule was altered and the fair value of the loan was recalculated using an effective interest rate of 10% per annum to reflect this change. The amount recognized as a grant due to the below-market interest rate of $130 ($0 in the year ended December 31, 2021) has been recognized as a reduction to the carrying value of property, plant and equipment.

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b)       On April 9, 2021, the Company entered into a financing agreement with Investissement Québec (IQ) to finance the establishment of a pilot plant through investment in Class A common stock for a total amount of $3,653 (CAD $5,000) and a loan for a maximum amount of $5,114 (CAD $7,000) under the ESSOR program. The loan will bear interest at a fixed rate of 10% per annum. Interest will be capitalized monthly for a period of 36 months from the first loan disbursement, and thereafter will be payable. The loan must be repaid in 84 equal and consecutive monthly installments starting 36 months from the first disbursement of the loan. A movable hypothec in the amount of $5,114 (CAD $7,000) and an additional hypothec in the amount of $1,023 (CAD $1,400) encumbering the universality of the Company’s equipment, which will be first rank with a net book value of $2,836 (CAD $3,266) as at June 30, 2024, except with regard to laboratory equipment, not exceeding $1,753 (CAD $2,400) which is first ranked in favor of the Economic Development Agency of Canada for the Regions of Québec, for which the hypothec in favor of IQ will be second rank with a net book value of $1,170 (CAD $1,601) as at June 30, 2024. In relation to this agreement, the Company incurred no additional deferred financing costs during the six-months period

c)       On March 10, 2023, the Company entered into a tax credit loan with Investissement Québec (IQ) to finance the SRED tax credits to be received related to the year ended on December 31, 2023 for a total amount of $1,359 (CAD $1,860). The loan will bear interest annually at the prime rate plus 1.3%. The interests are payable on a monthly basis. The loan must be repaid at the earliest of the collection of the tax credits and June 30, 2025. In relation with this agreement, the Company incurred deferred financing costs of $18..

d)      On May 28, 2024, the Company received an loan from a shareholder for a total amount of $219 (CAD $300). The loan must be repaid in six weeks, the fair value of the loan was recalculated using an effective interest rate of 10% per annum. The amount recognized as a grant due to the below-market interest rate of $1 has been recognized as a reduction of the General & Administration expenses. After June 30, 2024, the loan was reconducted for an undefined time.

Subsequent events (July 1, 2024 to September 24, 2024)

On July 2, 2024, the Company issued 1,843 Common shares for a cash consideration of $11 and repurchased 1,843 Common shares for a cash consideration of $1. The Company then cancelled these repurchased Common shares.

On July 10, 2024, the Company issued 4,193 Common shares for a cash consideration of $25 and repurchased 4,193 Common shares for a cash consideration of $1. The Company then cancelled these repurchased Common shares.

On July 23, 2024, the Company issued 152,365 Common shares for a cash consideration of $914 and repurchased 152,365 Common shares for a cash consideration of $3. The Company then cancelled these repurchased Common shares.

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On July 26, 2024, the Company received a loan from a shareholder for a total amount of $292 (CAD $400). The loan bears no interest and doesn’t have a repayment schedule.

On July 30, 2024, the Company entered into a debt conversion agreement with an important supplier to issue 455,425 shares against the debt due of $2,733.

The Company has engaged US Capital Partners Group to engage in a sale of convertible promissory notes under Regulation D. As of the date of this Form 1-SA, the offering of such convertible promissory notes has not been commenced.

Going concern

These financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material. The Company has incurred recurring losses from operations, and as at June 30, 2024, had an accumulated deficit of $36,045 (December 31, 2023 - $31,112) and a negative working capital of $4,043 (December 31, 2023 – negative working capital of $3,742). The working capital as at June 30, 2024, was not sufficient to pay its operating expenses for a period of 12 months from the date of the financial statements, and these circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern and, hence, as to the appropriateness of the use of accounting principles applicable to a going concern. However, the Company is confident that the funds raised through the measures noted below will be sufficient to pay its operating expenses for a period of at least 12 months from the date of the financial statements.

The Company’s continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. The Company has developed plans to raise funds and continues to pursue sources of funding, including working with a US investment banker and pursuing a Regulation A Offering in the United States of America, that management believes, if successful, would be sufficient to support the Company’s operating plan. During the period ended June 30, 2024, the Company raised $3,018 through equity issuances and drawings of $89 under its debt financing arrangements. The Company’s operating plan is predicated on a variety of assumptions including, but not limited to, success in research objectives, cost estimates, its ability to continue to raise additional financing and the state of the general economic environment in which the Company operates. There can be no assurance that these assumptions will prove accurate in all material respects, or that the Company will be able to successfully execute its operating plan. In the event that the Company is not able to raise capital from investors in a timely manner, the Company will explore available options. In the absence of additional appropriate financing, the Company may have to modify its plan or slow down the pace of research and development.

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Plan of Operations

As part of its plan of operations, the Company intends to meet the following milestones over the course of the next 12 months:

•	Construction of a GMP manufacturing plant

o	In 2024, the Company expects to complete the commissioning of its new GMP manufacturing plant and related equipment for the production of its therapeutic Starpax Magnetodrones™ for the Phase I clinical studies. As of June 30, 2024, the commissioning of the plant is underway.

o	In 2025, the Company expects to proceed with its Phase 1 clinical studies on humans for six Unmet Medical Needs cancer indications: 1) non operable rectum, 2) pancreas, 3) head & neck, 4) breast recurrence, 5) vulva, 6) prostate. Other indications, such as cervical, bladder, liver and kidney will be considered depending on the timing and availability of the medical resources.

Trend Information

As of June 30, 2024, the Company is completing the commissioning of its manufacturing plant and related equipment prior to initiating its clinical trials.

The Company will also need to hire new production employees and procure chemical products and consumables to supply the clinical studies, impacting primarily research and development expenses.

In 2025, the Company intends to proceed with its Phase 1 clinical studies, further impacting research and development expenses.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

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If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

ITEM 2: OTHER INFORMATION

There is no other information required by to be Disclosed in this Form 1-SA.

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ITEM 3: FINANCIAL STATEMENTS

Starpax Biopharma Inc.

Interim Condensed Statements of Financial Position

As at June 30, 2024 (unaudited) and December 31, 2023 (audited)

(Expressed in thousands of United States dollars, except per share data and where specified)

		June 30, 2024	December 31, 2023
	Notes	$	$

Assets
Current assets
Cash		655	1,423
Grant recoverable		3,149	2,119
Other receivables		110	265
Prepaid expenses and other assets		1,207	330
Total current assets		5,121	4,137

Non-current assets
Property, plant and equipment		17,979	20,231
Intangible assets		1,087	1,104
Deferred financing costs		135	467
Security deposits		7	7
Total assets		24,329	25,946

Liabilities
Current liabilities
Accounts payable and accrued liabilities		7,497	6,385
Current portion of lease liabilities		99	96
Current portion of long-term debt		1,568	1,398
Total current liabilities		9,164	7,879

Non-current liabilities
Lease liabilities		526	595
Long-term debt	5	6,593	6,612
Total liabilities		16,283	15,086

Shareholders’ equity
Share capital	6	42,159	39,575
Contributed surplus		3,410	3,045
Accumulated deficit		(36,045)	(31,112)
Other comprehensive (loss) income		(1,478)	(648)
Total shareholders’ equity		8,046	10,860
Total liabilities and shareholders’ equity		24,329	25,946

Going concern (Note 2)

Subsequent events (Note 9)

The accompanying notes are an integral part of these financial statements.

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Starpax Biopharma Inc.

Interim Condensed Statements of Loss and Comprehensive Loss (Unaudited)

For the six-month periods ended June 30, 2024 and 2023

(Expressed in thousands of United States dollars, except per share data and where specified)

		June 30, 2024	June 30, 2023
	Notes	$	$

Expenses
General and administrative	8	(2,387)	(2,773)
Research and development	8	(540)	(2,860)
Depreciation of property, plant and equipment		(1,553)	(621)
Amortization of intangible assets		(8)	(6)
Total expenses		(4,488)	(6,260)

Net financial expenses		(440)	(76)
Loss before income tax		(4,928)	(6,336)

Income tax expense (recovery)		—	—
Net loss		(4,928)	(6,336)

Other comprehensive loss
Items that may be reclassified subsequently to income or loss
Foreign currency translation differences		(829)	365
Comprehensive loss		(5,757)	(5,971)

Loss per share
Basic and diluted		(0.07)	(0.08)
Weighted average number of common shares		75,500,000	75,500,000

The statements of loss and comprehensive loss have been retroactively adjusted to account for the stock split of 5:1 that took place on January 19, 2023.

The accompanying notes are an integral part of these financial statements

In the opinion of management all adjustments necessary in order to make the consolidated financial statements not misleading have been included.

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Starpax Biopharma Inc.

Interim Condensed Statements of Changes in Shareholders’ Equity (Unaudited)

For the six-month periods ended June 30, 2023 and 2022

(Expressed in thousands of United States dollars, except per share data and where specified)

		Share capital	Contributed surplus	Accumulated deficit	Other comprehensive (loss) income	Total shareholders’ equity
	Notes	$	$	$	$	$

Balance as at December 31, 2022 (audited)		35,665	841	(19,184)	(957)	16,365

Net loss		—	—	(6,336)	—	(6,336)
Foreign currency translation differences		—	—	—	365	365
Share issuance, net of issuance costs		2,324	—	—	—	2,324
Share repurchase		—	—	(6)	—	(6)
Share-based compensation		—	1,696	—	—	1,696

Balance as at June 30, 2023		37,989	2,537	(25,526)	(592)	14,408

Balance as at December 31, 2023 (audited)		39,575	3,045	(31,112)	(648)	10,860

Net loss		—	—	(4,928)	—	(4,928)
Foreign currency translation differences		—	—	—	(829)	(829)
Share issuance, net of issuance costs	6	2,584	—	—	—	2,584
Share repurchase	6	—	—	(5)	—	(5)
Share-based compensation		—	365	—	—	365

Balance as at June 30, 2024		42,159	3,410	(36,045)	(1,477)	8,047

The statements of changes in shareholders’ equity have been retroactively adjusted to account for the stock split of 5:1 that took place on January 19, 2023.

The accompanying notes are an integral part of these financial statements.

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Starpax Biopharma Inc.

Interim Condensed Statements of Cash Flows (Unaudited)

For the six-month periods ended June 30, 2024 and 2023

(Expressed in thousands of United States dollars, except per share data and where specified)

		June 30, 2024	June 30, 2023
	Notes	$	$

Operating activities
Net loss		(4,928)	(6,336)
Items not affecting cash
Depreciation of property, plant and equipment		1,553	621
Amortization of intangible assets		8	6
Share-based compensation		365	1,696
Interest income		(6)	(7)
Interest expense		374	66
Changes in non-cash working capital items		(643)	(1,095)
Interest paid		6	7
Interest received		(4)	8
Net cash flows used in operating activities		(3,275)	(5,034)

Investing activities
Purchase of property, plant and equipment		—	(566)
Grants received		130	—
Acquisition of intangible assets		—	(38)
Net cash flows used in investing activities		130	(604)

Financing activities
Proceeds from long-term debt, net	5	89	2,140
Transaction costs paid		4	(75)
Proceeds from issuance of common shares	6	3,018	2,487
Repurchase of common shares	6	(5)	(6)
Share issuance costs	6	(434)	(163)
Payment of principal portion of lease liabilities		(83)	(84)
Net cash flows from financing activities		2,589	4,299

Effect of foreign exchange rate changes on cash		(212)	111
(Decrease) increase in cash during the year		(768)	(1,228)
Cash, beginning of year		1,423	3,390
Cash, end of year		655	2,162

The accompanying notes are an integral part of these financial statements.

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Starpax Biopharma Inc.

Notes to the interim condensed financial statements

For the six-month periods ended June 30, 2024 and 2023 (unaudited)

(Expressed in thousands of US dollars, except per share data and where specified)

1.	Corporate information

Starpax Biopharma Inc. (the “Company”), incorporated under the Business Corporations Act (Québec) on December 19, 2017, conducts research into the eradication of solid cancerous tumors and started operations in March 2018.

2.	Going Concern

These financial statements have been prepared on a going concern basis, which assumes that the future operations will allow for the realization of assets and the discharge of liabilities in the normal course of business. These financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material. The Company has incurred recurring losses from operations, and as at June 30, 2024, had an accumulated deficit of $36,045 (December 31, 2023 - $31,112) and a negative working capital of $4,043 (December 31, 2023 – negative working capital of $3,742). The working capital as at June 30, 2024, was not sufficient to pay its operating expenses for a period of 12 months from the date of the financial statements, and these circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern and, hence, as to the appropriateness of the use of accounting principles applicable to a going concern. However, the Company is confident that the funds raised through the measures noted below will be sufficient to pay its operating expenses for a period of at least 12 months from the date of the financial statements.

The Company’s continued existence is dependent upon its ability to continue to execute its operating plan and to obtain additional debt or equity financing. The Company has developed plans to raise funds and continues to pursue sources of funding, including working with a US investment banker and pursuing a Regulation A Offering in the United States of America, that management believes, if successful, would be sufficient to support the Company’s operating plan. During the period ended June 30, 2024, the Company raised $3,018 through equity issuances and drawings of $89 under its debt financing arrangements. The Company’s operating plan is predicated on a variety of assumptions including, but not limited to, success in research objectives, cost estimates, its ability to continue to raise additional financing and the state of the general economic environment in which the Company operates. There can be no assurance that these assumptions will prove accurate in all material respects, or that the Company will be able to successfully execute its operating plan. In the event that the Company is not able to raise capital from investors in a timely manner, the Company will explore available options. In the absence of additional appropriate financing, the Company may have to modify its plan or slow down the pace of research and development.

3.	Basis of preparation

The interim condensed financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These interim condensed financial statements meet the requirements of International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and follow the same accounting policies as the financial statements for the years ended December 31, 2023 and 2022.

4.	Significant accounting judgments, estimates and assumptions

The preparation of the interim condensed financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, expenses and disclosure of contingent assets and liabilities. Actual results may differ from these estimates. Significant assumptions about the future and other sources of estimation and judgment uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to:

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Starpax Biopharma Inc.

Notes to the interim condensed financial statements

For the six-month periods ended June 30, 2024 and 2023 (unaudited)

(Expressed in thousands of US dollars, except per share data and where specified)

4.	Significant accounting judgments, estimates and assumptions (continued)

Going concern

The assumption that the Company will be able to continue as a going concern is subject to estimates and judgement by management including the Company’s short and long-term operating budget, expected profitability, investing and financing activities, and management’s strategic planning.

Fair value measurement of non-interest-bearing debt

The Company has estimated, on initial recognition, the fair market value of certain debts that do not have a defined coupon rate, using a comparative interest rate for similar liabilities and a discounted cash flow to determine a reasonable present value. Additional details on debt are disclosed in Note 5.

Intangible assets

In applying its accounting policy for costs to be capitalized as intangible assets, the Company must determine whether the criteria for capitalization have been met. The most subjective judgement is whether a project will generate probable future economic benefits. Management considers all appropriate facts and circumstances in making this assessment including expected market demand, cost and future economic conditions.

Income taxes

The recognition of deferred tax assets requires the Company to assess future taxable income available to utilize deferred tax assets related to deductible or taxable temporary differences. The Company considers the nature and carry-forward period of deferred tax assets, the Company's recent earnings history and forecast of future earnings in performing this assessment.

Leases

Leases requires lessees to discount lease payments using the rate implicit in the lease if that rate is readily available. If the rate cannot be readily determined, the lessee is required to use its incremental borrowing rate. The Company generally uses the incremental borrowing rate when initially recording real estate leases as the implicit rates are not readily available as information from the lessor regarding the fair value of underlying assets and initial direct costs incurred by the lessor related to the leases assets is not available. The Company determines the incremental borrowing rate as the interest rate of the Company would pay to borrow over a similar economic environment. Leases also requires lessees to estimate the lease term. In determining the period which the Company has the right to use an underlying asset, management considers the non-cancellable period along with all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

Investment tax credits recoverable

The recognition of investment tax credits recoverable requires the Company to assess future tax payable available to utilize the investment tax credits. The Company considers the carry-forward period of the investment tax credits, the Company's forecast of future earnings in performing this assessment. The Company determines the value of effort expended towards research and development projects that qualify for investment tax credits and calculates the estimated recoverable to be recognized. The allocation of direct salaries to qualifying projects is derived from time records and assessment by management. The actual investment tax credits claimed and realized may differ from the estimate based on the final tax returns and review by tax authorities.

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Starpax Biopharma Inc.

Notes to the interim condensed financial statements

For the six-month periods ended June 30, 2024 and 2023 (unaudited)

(Expressed in thousands of US dollars, except per share data and where specified)

4.	Significant accounting judgments, estimates and assumptions (continued)

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. See Note 3 for more detail.

Share based compensation

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over their respective vesting periods. The fair value of options is measured at the date of grant using the Black-Scholes option pricing model and recorded as a compensation expense in the period the options are vested, or the performance is complete. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

5.	Long-term debt

The terms and conditions of the Company’s loans and borrowings are as follows:

	June 30, 2024	December 31, 2023
	$	$

Repayable contribution agreement with the Economic Development Agency of Canada (Note 5 (a))	593	712
Investissement Québec loan (Note 5 (b))	6,000	5,900
Tax credit loan – Investissement Québec (Note 5 (c))	1,350	1,398
Loand from a shareholder (Note 5 (d))	218	—
Total long-term debt	8,161	8,010

Current portion of long-term debt	1,568	1,398

a)	Long-term debts are presented net of unamortized transaction costs. Transaction costs relating to the issuance of loans and borrowings are amortized over the term of the debt using the effective interest rate method. On May 15, 2020, the Company entered into an interest-free repayable contribution agreement with the Economic Development Agency of Canada for the Regions of Québec for a maximum amount of $1,461 (CAD $2,000) to finance the establishment of a pilot plant as well as the construction of an intervention room dedicated to oncological research. A principal mortgage in the amount of $1,461 (CAD $2,000) and an additional mortgage of $292 (CAD $400) on laboratory equipment with a net book value of $1,170 (CAD $1,601) as at June 30, 2024, will be given as security for this repayable contribution. As per the agreement, the project must be completed by June 30, 2026 (this was amended in 2024 from June 30, 2024) and is to be paid in 60 equal and consecutive monthly installments beginning 36 months after the project completion date. As a result of the amendment in 2022, the payment schedule was altered and the fair value of the loan was recalculated using an effective interest rate of 10% per annum to reflect this change. The amount recognized as a grant due to the below-market interest rate of $130 ($0 in the year ended December 31, 2021) has been recognized as a reduction to the carrying value of property, plant and equipment.

14

Starpax Biopharma Inc.

Notes to the interim condensed financial statements

For the six-month periods ended June 30, 2024 and 2023 (unaudited)

(Expressed in thousands of US dollars, except per share data and where specified)

5.	Long-term debt (continued)

b)	On April 9, 2021, the Company entered into a financing agreement with Investissement Québec (IQ) to finance the establishment of a pilot plant through investment in Class A common stock for a total amount of $3,653 (CAD $5,000) and a loan for a maximum amount of $5,114 (CAD $7,000) under the ESSOR program. The loan will bear interest at a fixed rate of 10% per annum. Interest will be capitalized monthly for a period of 36 months from the first loan disbursement, and thereafter will be payable. The loan must be repaid in 84 equal and consecutive monthly installments starting 36 months from the first disbursement of the loan. A movable hypothec in the amount of $5,114 (CAD $7,000) and an additional hypothec in the amount of $1,023 (CAD $1,400) encumbering the universality of the Company’s equipment, which will be first rank with a net book value of $2,836 (CAD $3,266) as at June 30, 2024, except with regard to laboratory equipment, not exceeding $1,753 (CAD $2,400) which is first ranked in favor of the Economic Development Agency of Canada for the Regions of Québec, for which the hypothec in favor of IQ will be second rank with a net book value of $1,170 (CAD $1,601) as at June 30, 2024. In relation to this agreement, the Company incurred no additional deferred financing costs during the six-months period.

c)	On March 10, 2023, the Company entered into a tax credit loan with Investissement Québec (IQ) to finance the SRED tax credits to be received related to the year ended on December 31, 2023 for a total amount of $1,359 (CAD $1,860). The loan will bear interest annually at the prime rate plus 1.3%. The interests are payable on a monthly basis. The loan must be repaid at the earliest of the collection of the tax credits and June 30, 2025. In relation with this agreement, the Company incurred deferred financing costs of $18.

d)	On May 28, 2024, the Company received an loan from a shareholder for a total amount of $219 (CAD $300). The loan must be repaid in six weeks, the fair value of the loan was recalculated using an effective interest rate of 10% per annum. The amount recognized as a grant due to the below-market interest rate of $1 has been recognized as a reduction of the General & Administration expenses. After June 30, 2024, the loan was reconducted for an undefined time.

6.	Share capital

On January 19, 2023, the Company amended its Articles (i) converting all outstanding Class A Common Shares and Class B Common Shares into shares of a single class called common shares (“Common Shares”) and (ii) executing a 5:1 stock split, subdividing all its issued and outstanding Common Shares into five (5) such Common Shares. The number of shares has been retroactively adjusted to account for the stock split of 5:1 that took place on January 19, 2023.

The Company has authorized the following class of share capital:

Authorized

Unlimited common shares, voting, participating, no par value. The Company has the option (forced repurchase option) to repurchase a common share held in its share capital for CAD $0.02 per share, concurrently with each issuance of a share by the Company and up to the number of common shares in the Company’s share capital. Similarly, it undertakes to exercise the forced repurchase option upon each issuance of shares and repurchase a number of common shares held equal to the number of shares issued, no more and no less. In no event shall the number of issued and outstanding shares of the Company exceed 75,500,000 while the forced repurchase option is in effect. The forced repurchase option will cease to be in effect upon the earlier of the following two events:

•	The cumulative amount of subscription proceeds for shares of the Company, donations from private sources, profits made and dividends paid combined have reached CAD $88 million.

•	The Company will have achieved commercialization of its developed treatment technology.

15

Starpax Biopharma Inc.

Notes to the interim condensed financial statements

For the six-month periods ended June 30, 2024 and 2023 (unaudited)

(Expressed in thousands of US dollars, except per share data and where specified)

6.	Share capital (continued)

		June 30, 2024		December 31, 2023
		Carrying value		Carrying value
	Quantity	$	Quantity	$

Company’s share capital common shares
Balance, beginning of year	75,500,000	39,575	75,500,000	35,665
Issuance of shares	408,842	2,584	819,713	3,910
Repurchase of shares	(408,842)	—	(819,713)	—
Balance, end of year	75,500,000	42,159	75,500,000	39,575

During the period ended June 30, 2024, the Company issued 408,842 common shares for a cash consideration of $3,018 and repurchased 408,842 common shares for a cash consideration of $5. The Company then cancelled these repurchased common shares. The Company incurred $434 in costs directly relating to the issuance. These issuance costs were adjusted against share capital in the statements of changes in shareholders’ equity.

During the year ended December 31, 2023, the Company issued 819,713 common shares for a cash consideration of $4,343 and repurchased 819,713 common shares for a cash consideration of $12. The Company then cancelled the repurchase Common shares. The Company incurred $433 in costs directly relating to the issuance. These issuance costs were adjusted against share capital in the statements of changes in shareholders’ equity.

7.	Share-based compensation

Share options and weighted average exercise prices per share options are as follows for the reporting periods presented:

As at June 30, 2023:

	Number of outstanding share options	Weighted average exercise price

Outstanding on January 1, 2023	705,000	$1.03
Granted	75,000	$0.01
Forfeited	—	—
Exercised	—	—
Outstanding on June 30, 2023	780,000	$0.93
Exercisable on June 30, 2023	35,000	$0.01

16

Starpax Biopharma Inc.

Notes to the interim condensed financial statements

For the six-month periods ended June 30, 2024 and 2023 (unaudited)

(Expressed in thousands of US dollars, except per share data and where specified)

7.	Share-based compensation (continued)

As at June 30, 2023:

	Number of outstanding share options	Weighted average exercise price

Outstanding on January 1, 2024	655,000	$1.11
Granted	—	—
Forfeited	(10,000)	—
Exercised	—	—
Outstanding on June 30, 2024	645,000	$1.12
Exercisable on June 30, 2024	210,000	$1.01

In total, $365 of share-based compensation expense has been recognized in the statements of loss and comprehensive loss for the six-month period ended on June 30, 2024 ($1,696 for the six-month period ended on June 30, 2023).

8.	Expenses by nature

The following table presents expenses of the Company for the six-month periods ended June 30, 2024 and 2023.

	June 30, 2024	June 30, 2023
	$	$

Employee compensation	2,188	2,075
Employee benefits	44	26

9.	Subsequent events

On July 2, 2024, the Company issued 1,843 Common shares for a cash consideration of $11 and repurchased 1,843 Common shares for a cash consideration of $1. The Company then cancelled these repurchased Common shares.

On July 10, 2024, the Company issued 4,193 Common shares for a cash consideration of $25 and repurchased 4,193 Common shares for a cash consideration of $1. The Company then cancelled these repurchased Common shares.

On July 23, 2024, the Company issued 152,365 Common shares for a cash consideration of $914 and repurchased 152,365 Common shares for a cash consideration of $3. The Company then cancelled these repurchased Common shares.

On July 26, 2024, the Company received a loan from a shareholder for a total amount of $292 (CAD $400). The loan bears no interest and doesn’t have a repayment schedule.

On July 30, 2024, the Company entered into a debt conversion agreement with an important supplier to issue 455,425 shares against the debt due of $2,733.

17

Exhibit List

Exhibit 2A: Certificate of Constitution and Articles of Amendment

Exhibit 2B: Bylaws

Exhibit 3: Anti-Dilution Agreement

Exhibit 4. Subscription Agreement

Exhibit 8. Escrow Agreement

Exhibit 10: Power of Attorney

Exhibit 11: Consent of the auditor

18

Signature Page

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of the Issuer as specified in its Charter): Starpax Biopharma Inc.

By:

s/ Michael Gareau

Chairman of the Board of Directors, CEO of Starpax Biopharma Inc.
(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

This Offering Statement has been signed by the following Officers in the capacities and on the dates indicated.

s/ Michael Gareau

Director of Starpax Biopharma Inc.

(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

s/ Pierre Dozois

Corporate Secretary of Starpax Biopharma Inc.

(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

s/ Andréanne M.Cyr

Vice President Finances and Administration of Starpax Biopharma Inc.

Starpax Biopharma Inc.

(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

This Offering Statement has been signed by the following Directors in the capacities and on the dates indicated.

s/ Michael Gareau

Director of Starpax Biopharma Inc.

(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

s/ André Monette

Director of Starpax Biopharma Inc.

(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

19

s/ John Helou

Director of Starpax Biopharma Inc.

(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

s/ Lisa Matar

Director of Starpax Biopharma Inc.

(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

s/ Berthe Latreille

Director of Starpax Biopharma Inc.

(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

s/ Dr. Jacques Jolivet

Director of Starpax Biopharma Inc.

(Date):  September 26, 2024

Location Signed: Montréal, Québec, Canada

s/ Pierre Dozois

Director of Starpax Biopharma Inc.

(Date): September 26, 2024

Location Signed: Montréal, Québec, Canada

20